

December 17, 2010

Dan Crow
Vice President and Chief Financial Officer
Hastings Entertainment, Inc.
3601 Plains Boulevard
Amarillo, Texas 79102

>   **Re: Hastings Entertainment, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 31, 2010**
>   **Filed April 16, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 22, 2010**
>   **Form 10-Qs for the Fiscal Quarters Ended April 30, 2010, July 31, 2010 and**
>   **October 31, 2010**
>   **Filed June 2, 2010, August 25, 2010 and December 3, 2010**
>   **File No. 000-24381**

Dear Mr. Crow:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition. . . , page 19

1. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note that Music Comps decreased 12.3% during fiscal 2009 and 16.3% during fiscal 2008. Discuss whether you expect that trend to continue, the impact on your operations and the steps you are taking to address this trend. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and

- Material opportunities, challenges, and

- Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Item 9A. Disclosure Controls and Procedures, page 61

Evaluation of Disclosure Controls and Procedures, page 61

2. We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level. We note similar disclosure in your Form 10-Qs. Please revise your Form 10-K to state, if true, that your disclosure controls and procedures were designed at the reasonable assurance level or remove your reference to the level of assurance that your disclosure controls and procedures provide. Please confirm that your disclosure controls and procedures were designed at the reasonable assurance level as of the end of each of your periods covered by your Form 10-Q's. Also, please confirm that you will indicate in future filings that your disclosure controls and procedures were designed at the reasonable assurance level or in the alternative, please confirm that you will remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Item 15. Exhibits and Financial Statement Schedules, page 65

3. We note that you incorporate several of your exhibits from other filings. Please disclose the exhibit number in the other filing for the exhibit you are incorporating. For instance, you indicate that Exhibit 10.18 is incorporated by reference from your Form 10-K for the fiscal year ended January 31, 2001, but there is no Exhibit 10.18 filed with that filing.

4. It appears that you have not provided all of the schedules and/or exhibits to Exhibit 10.19 – Loan and Security Agreement, dated August 29, 2000. We also note that Exhibit 10.1 filed with the Form 8-K that was filed on July 23, 2010 does not provide the exhibits to the agreement. Please re-file the complete agreements, including all schedules and exhibits with your next periodic report and confirm to us your intent to do so.

Signatures, page 69

5. We note that your principal financial and accounting officer signed the Form 10-K under the caption for the person signing on behalf of the registrant, but not under the caption that indicates that they are signing in their individual capacity as principal financial and

accounting officer. Please amend your Form 10-K to provide for signatures as provided in the form. See Form 10-K and General Instruction D.(2)(a).

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Compensation Components, page 9

Base Salary, page 9

6. You state on page 10 that you consider a variety of factors when determining base salaries including, but not limited to the comparison of Hastings' salary structure with salaries paid by other companies, including entertainment and non-entertainment retailing companies. This statement indicates that you may benchmark. Please provide us your proposed disclosure and identify the components of the benchmark, including component companies, or tell us why you believe this is not appropriate. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

7. You state that you consider an executive's individual performance when setting their base salary and long-term incentive awards. Please discuss the aspects of individual executive performance that you consider when setting an executive's salary and long-term incentive awards and provide us your proposed disclosure.

Incentive Awards Made on a Semi-Annual Basis, page 10

8. Please provide us the comparable store revenue growth and operating income growth targets and your actual results for 2009. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 118.04 of our Compliance and Disclosure Interpretations of Regulation S-K available on our website at ww.sec.gov. If disclosure of the performance-related factors would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

9. You state that due to seasonality in your revenues and operating income, your Compensation Committee implemented a weighting factor to the payout of ICP amounts of 75% for the first six-month period and 125% for the second six-month period. Please provide us your proposed disclosure and discuss why the Compensation Committee chose 75% and 125% as weightings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Staff Attorney at (202) 551-3535 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director